Changes of Independent Registered Public Accounting Firm

On November 10, 2023, Bluerock High Income Institutional Credit Fund (the “Fund”) determined it would not engage BDO USA, P.C. (“BDO”) as the Fund’s independent registered public accounting firm for its fiscal year ending September 30, 2024. On November 10, 2023, the Fund approved the appointment of Cohen & Company, Ltd. (“Cohen”) as the Fund’s independent registered public accounting firm. Cohen was engaged by the Fund on January 5, 2024. The decision to replace BDO with Cohen was approved by the audit committee and by the full Board.

During the Fund’s fiscal years ended September 30, 2022 and September 30, 2023, and during the subsequent interim period through January 22, 2024, the date in which BDO was notified of the change, during which BDO served as the Fund’s independent registered public accounting firm, there were no: (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K). The reports of BDO on the financial statements of the Fund for the Fund’s fiscal years ended September 30, 2022 and September 30, 2023 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope or accounting principles.

The Fund provided BDO with a copy of the disclosures proposed to be made in this N-CSR and requested that BDO furnish the Fund with a letter addressed to the Commission stating whether it agrees with the statements made by the Fund in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. The BDO letter is attached hereto.

During the years ended September 30, 2022 and September 30, 2023, and during the subsequent interim period through January 5, 2024 neither Management, the Fund nor anyone on its behalf, consulted Cohen regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Fund and no written report or oral advice was provided to the Fund by Cohen or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

December 5, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the information called for by Item 4.01 of Form 8-K for the event that occurred on January 22, 2024, to be filed by our former client, Bluerock High Income Institutional Credit Fund. We agree with the statements called for that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, P.C.